

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2013

<u>Via E-mail</u>
Kevin Murai
President and Chief Executive Officer
Synnex Corporation
44201 Nobel Drive
Fremont, California 94538

      Re: **Synnex Corporation**
                Form 10-K for the Fiscal Year Ended November 30, 2012
                Filed January 28, 2013
                File No. 001-31892

Dear Mr. Murai:

      We have reviewed your letter dated March 14, 2013 and the disclosure in Part III of your Form 10-K incorporated by reference from your definitive proxy statement filed on February 22, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended November 30, 2012</u>

<u>Item 11. Executive Compensation, page 89 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed February 22, 2013)</u>

<u>Executive Compensation</u>

<u>Compensation Discussion and Analysis, page 18</u>

1.   Please explain to us how you considered comments 10 and 12 of our letter dated March 11, 2010 in drafting this section. Although you discuss how achievement of certain threshold net income targets contributed to profit sharing bonuses, you do not appear to have discussed how the achievement of certain return on invested capital performance percentages and assessments of individual performance impacted profit sharing bonuses, or

how you calculate "certain" return on invested capital performance percentages and performed against any return on invested capital targets. In addition, although you generally discuss the factors considered in making equity awards, you do not discuss how you determined the specific grants awarded to each named executive officer. Finally, your disclosure on pages 25 and 26 appears to repeat information from the accompanying tables without providing any discussion or analysis of how the primary factors affecting each named executive officer's compensation actually impacted the named executive officer's compensation. In future filings, please provide a more detailed discussion of how you determined the amount of equity and non-equity bonuses actually awarded to each named executive officer.

You may contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Evan Jacobson, Staff Attorney, at (202) 551-3428 if you have any questions regarding this comment. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief